(d)(18)(ii)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA MUTUAL FUNDS

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
Name of Fund*	Class A	Class C	Class I	Class O	Class W
Voya Global Equity Dividend Fund Term Expires March 1, 2021	0.85%	1.60%	0.60%	0.85%	0.60%

/s/ HE
HE

Effective Date:  May 6, 2019, in connection with a modification to the expense limits for Voya Global Equity Dividend Fund.

*           This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.